March 30, 2009

Via EDGAR
Angela Crane, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Gerber Scientific, Inc.
Form 10-K for the fiscal year ended April 30, 2008
Filed June 27, 2008
Form 10-Q for the quarter ended October 31, 2008
Filed December 8, 2008
File No. 1-05865

Dear Ms. Crane:

This letter is furnished in response to the Staff’s letter, dated March 16, 2009, supplementing its prior letter dated March 2, 2009, which requested an additional response from the Company regarding the above-captioned filings.  For the Staff’s convenience, we have reproduced below the text of the comment set forth in the Staff’s comment letter, immediately after which we have provided our response.

SEC Comment No. 1 – Form 10-K for the Fiscal Year Ended April 30, 2008; Item 11.  Executive Compensation, page 44; Compensation Discussion and Analysis, page 20

We note your response to prior comment 3. Please expand your justification for why you believe disclosing the historical objectives and performance goals applicable to your annual incentive compensation plan will result in competitive harm to you, based on the established standard for what constitutes confidential commercial or financial information. For example, tell us why a past year’s objectives would necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these objectives or different objectives altogether. Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy?

Company Response

The Company’s believes that the disclosure of historical objectives and performance goals would result in competitive harm as, although targets may change year to year, these targets tend to remain relatively consistent over the medium-term. As we discussed in our earlier submission, we operate in highly competitive oligopoly markets where participants watch their fellow competitors carefully to glean information about approaches to the market, technical developments, strategic intent and financial capacity. As the Company operates in a technology based business, our product design, planning, validation, testing and commercial launch cycles extend well beyond one year. Contemporaneously with these comprehensive product development activities, the Company must also address short and long term supplier agreements, as well as the task of adapting its shared service supply chain and manufacturing organization to entirely new product platforms.  While many businesses may be able to change strategic direction quickly our long product development times require long strategic planning cycles as well.  By tracking patterns of our bonus targets, competitors could infer much about our Company strategies; therefore, we believe that disclosure of bonus targets set for prior fiscal years would provide competitors insight into the Company’s future competitive strategies.  We believe that not maintaining confidentiality with regard to our Company targets for Revenue, Cash Flow and Earnings or other metrics would be competitively harmful, a disservice to our shareholders and is clearly within the intent of the regulations.

In regard to the variables that may affect actual performance and the relationship of those variables to the process of establishing performance targets and strategy, the following provides some additional background on how the targets are set.

Our bonus plan has historically been comprised of only quantitative financial objectives. There are no individual goals contained in the plans, only Company or business unit goals. The goals reflect the overall Company or individual business unit objectives developed from the Company strategies. Therefore, competitors can discern our current strategy and, as the strategies are long term, the future direction of the Company.

Our target setting process begins with the development of broad conceptual Company strategies. Each business unit then develops a business strategy geared to achieve results consistent with the Company’s overall strategies. The shared services organization then develops strategies to support the respective business units, followed by the preparation of detailed operating plans culminating in the finalization of an annual budget for each new fiscal year.

Once budgets are complete, bonus plans are built using the operating budgets to establish targets. Relative weight is given to various criteria to reflect our strategic objectives. The minimum and maximum performance targets are tentatively proposed based on senior management’s expectations of achieving the goals outlined in the annual budget.  The Board of Directors’ Management Development and Compensation Committee then considers and often challenges management’s recommendations before current fiscal year bonus targets are finalized and approved.

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Once again, we thank you for your comments.  If the Staff should have any additional questions or comments, please feel free to call Jay Wickliff, our Vice President, Global Human Resources, directly at (860) 648-8506 or me at (860) 648-8004.

                                                Sincerely,

                                                                                /s/ Michael R. Elia
                                                             Michael R. Elia
                                                Executive Vice President and
                                                Chief Financial Officer

cc:      Mr. Dennis Hult, Staff Accountant
Mr. Marc Giles, President and Chief Executive Officer
Mr. John Krawczynski, Vice President, Chief Accounting Officer and Corporate Controller
Mr. William Grickis, Vice President, General Counsel and Secretary
Mr. Jay Wickliff, Vice President, Global Human Resources
Gerber Scientific, Inc. Disclosure Committee
Gerber Scientific, Inc. Audit and Finance Committee
Gerber Scientific, Inc. Management Development and Compensation Committee
Mr. Richard Puccio, PricewaterhouseCoopers LLP